SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2005

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward- looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies. There can be no assurance that actual outcomes will not differ materially from the forward- looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

	By:	/s/ John Priestley
Company Secretary
		(Signature	)*

Date 23 August 2005

* Print the name and title of the signing officer under his signature.

Corporate Affairs

100 Queen Street

Melbourne Vic 3000

Facsimile 03 9273 4899

www.anz.com

For Release: 23 August 2005

ANZ confirms 2005 earnings outlook

ANZ remains confident it will meet current market expectations in 2005, the bank said in a shareholder update today on the basis of 10 months performance and plans for the final two months.

ANZ Chief Executive Officer Mr John McFarlane said: “This has been a year characterised by strong performance in Australia, increased investment in future growth opportunities, a flat performance in New Zealand due to a focus on completing integration and defending market share, continued de-risking of the institutional loan portfolio with the sale of the London-based project finance business, and generally tougher market conditions.”

Personal has continued to deliver standout performance, with strong earnings growth and market share gains as a result of investments made since 2001. ANZ’s proprietary channels drove mortgage growth of 15% for the 12 months to July, which has seen the proportion of loans sourced through these channels rise to 63% in July. Credit cards continue to perform well with outstandings up 18%. Despite increased competition in retail deposits, ANZ is the only major bank to have gained deposit share with growth of 10% over the last 12 months.

Institutional has been solid. Lending is 7% up on 12 months ago, with the rate of growth in the second half moderating in line with expectations. Declining credit spreads continue to impact margins, offset by improved non-interest income in the second half. Trade and Transaction Services is performing strongly, reflecting significant intra-regional trade growth in Asia. Corporate and Structured Financing and Markets are performing well, following favourable conditions in Australia and the Pacific. Performance in New Zealand has been subdued, arising from erosion of margins, together with an expected decline in ANZ’s high collective institutional market share following integration and the roll-off of conduit scheme structured finance earnings.

Corporate has also shown solid performance. Lending and deposits are up 11% over the last 12 months and increased contribution from “Wall Street to Main Street” initiatives has been partly offset by moderating lending growth. Future investment spending has continued at a high level.

New Zealand is likely to be flat overall. The main focus has been on integration and the relocation and firewalling of systems to meet regulatory requirements, all of which are on track. Lending and deposit growth are up 8% and 9% respectively, but are offset by severe margin attrition as a result of mortgage price competition, that is unlikely to result in any sustainable shift in market share, but is causing a decline in overall industry profitability.

The NBNZ businesses acquired in 2003 are performing particularly well, and the National brand has the highest customer satisfaction rating. ANZ retail earnings declined, following increased branch and brand investment, together with a decision to reduce fee levels, in order to stabilise customer attrition. As a result of these actions, ANZ retail customer satisfaction is at a seven-year high. ANZ National Bank Limited will release its June Quarter General Disclosure Statement on 31 August 2005.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Asia Pacific continues to see good levels of underlying growth although full year earnings will show a decline as a result of continued investment in the region and unusually high earnings for PT Panin Bank last year. The Pacific region is showing particularly strong performance, with lending volumes up 12% to end of July. The strategic expansion in Asia is taking shape. ANZ Royal Bank in Cambodia opened its first branches in Phnom Penh on 5 August, and the shareholder agreement with Sacombank in Vietnam was officially signed on 8 August. Discussions elsewhere in Asia are advancing well.

Esanda’s track record of consistent earnings growth is expected to continue. ING Australia is performing well, with increased insurance income and capital investment earnings offsetting higher tax expense associated with the end of transitional tax relief (~$5m impact in second half 2005 and a further ~$15m in 2006).

Credit quality is very healthy and probably at its most favourable point in the cycle. Specific provisions will once again be well below our Economic Loss Provision (ELP) Charge, with the ELP rate at a similar level to the first half. In Australia, consumer arrears rates are relatively steady compared to March 2005, however they continue to trend down in New Zealand. Arrears in SME have increased modestly.

The full year decline in net interest margin is likely to be broadly in line with expectations, with the competition impact in the second half similar to that seen in the first half. Continued margin contraction in NZ has been the key driver.

Commenting on ANZ’s future priorities Mr McFarlane said:

“We have increased returns, reduced risk, advanced our franchise strategically and created a more dynamic culture. We are now moving to the next stage of ANZ’s transformation by using our earnings strength to invest in future revenue growth and to seek efficiency gains in our existing cost base to help fund investment.

“The last few years have seen a focus on absorbing external governance and regulatory changes, including Sarbanes-Oxley, Basel 2, IFRS, FSRA, RBNZ requirements. With these increasingly behind us, we are shifting our focus externally towards growth and momentum.”

To this end, a new set of medium-term priorities was announced internally to guide our priorities over the coming years:

Growing - increasing revenue growth to 7-9% per annum

External - reorienting priorities and resources to higher growth markets and customers

Lean, Agile, Sharp:

•                  Achieve a low-40s cost-income ratio, without detracting from revenue growth.

•                  Decisive, with a radical improvement in agility and speed to market

•                  Increase momentum by leveraging ANZ’s unique performance culture and values.

“Although the themes are new, the reorientation began some time ago. Over the past 18 months, we grew employee numbers by around 3,000, with the majority in our frontline, serving customers and bringing a human face to banking. While outcomes associated with these investments take time, the progress we have already made in the Personal Division, an area that was not our traditional strength, demonstrates what ANZ can achieve with focus,” Mr McFarlane added.

ANZ will hold a conference call for investors at 11.00am today, during which John McFarlane and Peter Marriott, Chief Financial Officer, will discuss this shareholder update and answer questions.

For media enquiries contact:	For analyst enquiries contact:

Paul Edwards	Stephen Higgins
Head of Media Relations	Head of Investor Relations
Tel: 03-92736955 or 0409-655 550	Tel: 0417-379 170
Email: paul.edwards@anz.com	Email: higgins@anz.com

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Australia and New Zealand Banking Group Limited

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Up to an unlimited amount of Medium Term Notes and Transferable Certificates of Deposit

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Fixed Rate – A$300,000,000 Floating Rate – A$400,000,000

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

See Information Memorandum

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	New class of securities

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	Fixed Rate – 100.085
Floating Rate – 100.000

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	General corporate purposes

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 August 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX	Available on request
(including the securities in clause 2 if applicable)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX	Available on request
(including the securities in clause 2 if applicable)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters

21	Amount of any underwriting fee or
commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)
		Number	+Class
42	Number and +class of all +securities quoted on ASX
(including the securities in clause 38)

+ See chapter 19 for defined terms.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

	•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

	•	There is no reason why those +securities should not be granted +quotation.

	•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 16 August 2005
Company secretary

Print name:	John Priestley

+ See chapter 19 for defined terms.

PRICING SUPPLEMENT

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Australian Business Number 11 005 357 522)

Australian Dollar
Debt Issuance Programme

Series No: 31

Tranche No: 1

AUD 300,000,000 6.00% Fixed Rate Subordinated Callable Notes

Issue Price: 100.085 per cent.

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Australian Business Number 11 005 357 522)

trading as ANZ Investment Bank

DEUTSCHE BANK AG

(Australian Business Number 13 064 165 162)

ROYAL BANK OF CANADA

(Australian Business Number 86 076 940 880)

UBS AG, AUSTRALIA BRANCH

(Australian Business Number 47 088 129 613)

Dealers

The date of this Pricing Supplement is 15 August 2005

1

This document constitutes the Pricing Supplement relating to the issue of Securities described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 23 April 2004. This Pricing Supplement contains the final terms of the Securities and must be read in conjunction with the Information Memorandum.

1	Issuer:	Australia and New Zealand Banking Group Limited

2	(i) Series Number:	31

	(ii) Tranche Number:	1

	(if fungible with an existing Series, details of that Series, the number including the date on which the Securities become fungible)	Not applicable

3	Specified Currency:	Australian Dollars

4	Aggregate Nominal Amount:	$300,000,000

5	(i) Issue Price:	100.085 per cent. of the Aggregate Nominal Amount

	(ii) Net proceeds:	$ 300,255,000

6	Specified Denomination(s):	$1,000

7	(i) Issue Date:	17 August 2005

	(ii) Interest Commencement Date:	Issue Date

8	Maturity Date:	17 August 2015

9	Interest Basis:	From Issue Date to 17 August 2010, Fixed Rate From 17 August 2010 to 17 August 2015, Floating Rate

(Further particulars specified below)

10	Redemption/Payment Basis:	Redemption at Par

11	Change of Interest or Redemption/Payment Basis:	From 17 August 2010 the Securities will attract a Floating Rate of interest

12	Put/Call Options:	The Securities may be redeemed at the option of the Issuer in whole at par on any Interest Payment Date falling on or after 17 August 2010

13	Status of the Securities:	Subordinated Notes

14	Listing:	Australian Stock Exchange

15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Security Provisions	Applicable

	(i) Rate of Interest:	6.00 per cent. per annum payable semi-annually in arrears during the period commencing on the Issue Date and ending on 17 August 2010

	(ii) Interest Payment Date(s):	17 February and 17 August in each year commencing 17 February 2006 up to 17 August 2010

	(iii) Fixed Coupon Amount[(s)]:	$30.00 per $1,000 on each Interest Payment Date up to an including 17 August 2010

1

	(iv)	Broken Amount(s):	Not Applicable

	(v)	Business day Convention:	Following Business Day Convention

	(vi)	Day Count Fraction:	RBA Bond Basis

	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Securities:	Not Applicable

	(viii)	Interest Determination Date	Not Applicable

17	Floating Rate Security Provisions		Applicable

	(i) Interest Period(s)/Interest Payment Dates/Interest Period Date if not an Interest Payment Date:		3 months during the period commencing on 17 August 2010 and ending on 17 August 2015

	(ii)	Business Day Convention:	Modified Following Business Day Convention

	(iii) Manner in which the Rate(s) of Interest is/are to be determined:		Screen Rate Determination

	(iv) Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount(s):		ANZ Investment Bank

	(v)	Screen Rate Determination:	Applicable

		• Reference Rate:	3 month BBSW

		• Interest Determination Date(s):	The first day of each Interest Period

		• Relevant Screen Page:	Reuters screen page BBSW

	(vi)	Margin(s):	From 17 August 2010 to 17 August 2015 +0.79 per cent per annum

	(vii)	Minimum Rate of Interest:	Not Applicable

	(viii)	Maximum Rate of Interest:	Not Applicable

	(ix)	Rate Multiplier	Not Applicable

	(x)	Day Count Fraction:	Actual/365

(xi)                   Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Securities, if different from those set out in the Conditions:

18	Zero Coupon Security Provisions		Not Applicable

19	Index-Linked Interest Security Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option		Applicable

	(i)	Optional Redemption Date(s):	Any Interest Payment Date falling on or after 17 August 2010

	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):		Outstanding Nominal Amount

	(iii)	If redeemable in part:

2

	(a) Minimum Redemption Amount:	Not Applicable

	(b) Maximum Redemption Amount:	Not Applicable

	(iv) Notice period (if other than as set out in the Conditions):	As set out in the Conditions

22	Put Option	Not Applicable

23	Final Redemption Amount:	Outstanding Nominal Amount

24	Early Redemption Amount:	Outstanding Nominal Amount

Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

25	Form of Securities:	Registered

26	Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:	Not Applicable

27	Public Offer Test compliant	Yes

28	Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):	Not Applicable

29	Consolidation provisions:	Not Applicable

30	Governing law:	State of Victoria

31	Other terms or special conditions:	Not Applicable

DISTRIBUTION

32	If syndicated, names of Lead Managers and the Dealers:	ANZ Investment Bank (Lead Manager and Dealer)

Deutsche Bank AG Royal Bank of Canada UBS AG, Australia Branch (Dealers)

33	If non-syndicated, name of Dealer:	Not Applicable

34	Additional selling restrictions:	The sub-section entitled “Hong Kong” on page 37 of the “Subscription and Sale” section of the Information Memorandum dated 23 April 2004 shall be deleted in its entirety and replaced by the following:

Hong Kong
Each Dealer represents and agrees that:

(a)     it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Securities other than (i) to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b) it has not issued or had in its possession for the

3

purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Securities, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

OPERATIONAL INFORMATION

35	ISIN:	AUOOOOANZHL3

36	Code	ANZHL

37	Any clearing system(s) other than Austraclear and the relevant identification number(s):	Clearstream Euroclear

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the Securities described herein pursuant to the Australian Dollar Debt Issuance programme as from 17 August 2005.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:		By:

	Duly Authorised Signatory		Duly Authorised Signatory

4

PRICING SUPPLEMENT

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Australian Business Number 11 005 357 522)

Australian Dollar

Debt Issuance Programme

Series No: 32

Tranche No: 1

AUD 400,000,000 Floating Rate Subordinated Callable Notes

Issue Price: 100 per cent.

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Australian Business Number 11 005 357 522)

trading as ANZ Investment Bank

DEUTSCHE BANK AG

(Australian Business Number 13 064 165 162)

ROYAL BANK OF CANADA

(Australian Business Number 86 076 940 880)

UBS AG, AUSTRALIA BRANCH

(Australian Business Number 47 088 129 613)

Dealers

The date of this Pricing Supplement 15 August 2005

1

This document constitutes the Pricing Supplement relating to the issue of Securities described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 23 April 2004. This Pricing Supplement contains the final terms of the Securities and must be read in conjunction with the Information Memorandum.

1	Issuer:	Australia and New Zealand Banking Group Limited

2	(i) Series Number:	32

	(ii) Tranche Number:	1

	(if fungible with an existing Series, details of that Series, the number including the date on which the Securities become fungible)	Not applicable

3	Specified Currency:	Australian Dollars

4	Aggregate Nominal Amount:	$400,000,000

5	(i) Issue Price:	100 per cent. of the Aggregate Nominal Amount

	(ii) Net proceeds:	$400,000,000

6	Specified Denomination(s):	$1,000

7	(i) Issue Date:	17 August 2005

	(ii) Interest Commencement Date:	Issue Date

8	Maturity Date:	17 August 2015

9	Interest Basis:	Floating Rate
(Further particulars specified below)

10	Redemption/Payment Basis:	Redemption at Par

11	Change of Interest or Redemption/Payment Basis:	Not applicable

12	Put/Call Options:	The Securities may be redeemed at the option of the Issuer in whole at par on any Interest Payment Date falling on or after 17 August 2010

13	Status of the Securities:	Subordinated Notes

14	Listing:	Australian Stock Exchange

15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Security Provisions	Not Applicable

17	Floating Rate Security Provisions	Applicable

	(i) Interest Period(s)/Interest Payment Dates/Interest Period Date if not an Interest Payment Date:	3 months

	(ii) Business Day Convention:	Modified Following Business Day Convention

	(iii) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination

	(iv) Calculation Agent responsible for calculating the Rate(s) of Interest and Interest	ANZ Investment Bank

2

Amount(s):

	(v)	Screen Rate Determination:	Applicable

		• Reference Rate:	3 month BBSW

		• Interest Determination Date(s):	The first day of each Interest Period

		• Relevant Screen Page:	Reuters screen page BBSW

	(vi)	Margin(s):	From the Issue Date to 17 August 2010: + 0.29 per
cent. per annum

From 17 August 2010 to 17 August 2015: + 0.79 per
cent. per annum

	(vii)	Minimum Rate of Interest:	Not Applicable

	(viii)	Maximum Rate of Interest:	Not Applicable

	(ix)	Rate Multiplier	Not Applicable

	(x)	Day Count Fraction:	Actual/365

(xi)

Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Securities, if different from those set out in the Conditions:

18	Zero Coupon Security Provisions		Not Applicable

19	Index-Linked Interest Security Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option		Applicable

	(i)	Optional Redemption Date(s):	Any Interest Payment Date falling on or after 17 August 2010

	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Outstanding Nominal Amount

	(iii)	If redeemable in part:

	(a)	Minimum Redemption Amount:	Not Applicable

	(b)	Maximum Redemption Amount:	Not Applicable

	(iv)	Notice period (if other than as set out in the Conditions):	As set out in the Conditions

22	Put Option		Not Applicable

23	Final Redemption Amount:		Outstanding Nominal Amount

24	Early Redemption Amount:		Outstanding Nominal Amount

Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

25	Form of Securities:		Registered

26	Additional Financial Centre(s) or other special		Not Applicable

3

provisions relating to Interest Payment Dates:

27	Public Offer Test compliant	Yes

28	Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):	Not Applicable

29	Consolidation provisions:	Not Applicable

30	Governing law:	State of Victoria

31	Other terms or special conditions:	Not Applicable

DISTRIBUTION

32	If syndicated, names of Lead Managers and the	ANZ Investment Bank
	Dealers:	(Lead Manager and Dealer)

Deutsche Bank AG Royal Bank of Canada UBS AG, Australia Branch (Dealers)

33	If non-syndicated, name of Dealer:	Not Applicable

34	Additional selling restrictions:	The sub-section entitled “Hong Kong” on page 37 of the “Subscription and Sale” section of the Information Memorandum dated 23 April 2004 shall be deleted in its entirety and replaced by the following:

Hong Kong
Each Dealer represents and agrees that:

(a)     it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Securities other than (i) to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)     it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Securities, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

OPERATIONAL INFORMATION

35	ISIN:	AU0000ANZHK5

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36	Common Code	ANZHK (ASX Code)

37	Any clearing system(s) other than Austraclear and the relevant identification number(s):	Clearstream Euroclear

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the Securities described herein pursuant to the Australian Dollar Debt Issuance programme as from 17 August 2005.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:		By:

	Duly Authorised Signatory		Duly Authorised Signatory

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